# WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE

NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050


05010386

August 5, 2005

RECEIVED AUG 10 2005 MAIL PROCESSING SECTION WASH, D.C. 190

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed one (1) copy of the following announcements released to the London Stock Exchange:

| | Announcement | Issue Date |
|---|---|---|
| 1. | Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons – Dividend Reinvestment | August 3, 2005 |
| 2. | Notification of Major Interest in Shares | August 4, 2005 |

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

PROCESSED
AUG 12 2005
THOMSON FINANCIAL

Very truly yours,

By: [signature]
Timothy M. Gladden
Authorized Representative

Enclosures

# NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

| | |
|---|---|
| **1.** Name of *issuer*<br><br>MARKS AND SPENCER GROUP PLC | **2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or<br><br>(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 ( as extended by section 328) of the Companies Act 1985; or<br><br>(iii) both (i) and (ii)<br><br>(iii) |
| **3.** Name of *person discharging managerial responsibilities/director*<br><br>PAUL MYNERS, DIRECTOR | **4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*<br><br>N/A |
| **5.** Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3]<br><br>NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE | **6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*<br><br>ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC |
| **7.** Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them<br><br>STRAND NOMINEES LIMITED | **8.** State the nature of the transaction<br><br>REINVESTMENT OF A DIVIDEND PAID ON 15 JULY 2005 |
| **9.** Number of *shares*, debentures or financial instruments relating to *shares* acquired<br><br>3,081 SHARES | **10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)<br><br>DE MINIMIS |
| **11.** Number of *shares*, debentures or financial instruments relating to *shares* disposed<br><br>N/A | **12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)<br><br>N/A |
| **13.** Price per *share* or value of transaction<br><br>363.08p | **14.** Date and place of transaction<br><br>29 JULY 2005, LONDON |

| | |
|---|---|
| **15.** Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)<br><br>153,741 SHARES, DE MINIMIS | **16.** Date issuer informed of transaction<br><br>3 AUGUST 2005 |

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

| | |
|---|---|
| **17.** Date of grant | **18.** Period during which or date on which it can be exercised |
| **19.** Total amount paid (if any) for grant of the option | **20.** Description of *shares* or debentures involved (*class* and number) |
| **21.** Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise | **22.** Total number of *shares* or debentures over which options held following notification |

| | |
|---|---|
| **23.** Any additional information<br><br>N/A | **24.** Name of contact and telephone number for queries<br><br>HELEN BAKER, TEL. 020 8718 2867 |

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

HELEN BAKER

Date of notification 3 AUGUST 2005

**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

All relevant boxes should be completed in block capital letters.

| | | | |
|---|---|---|---|
| **1.** Name of *listed company*<br><br>MARKS AND SPENCER GROUP PLC | | **2.** Name of shareholder with a major interest<br><br>BARCLAYS PLC | |
| **3.** Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18<br><br>SEE ATTACHED | | **4.** Name of the registered holder(s) and, if more than one holder, the number of *shares* held by each of them<br><br>SEE ATTACHED | |
| **5.** Number of *shares*/amount of stock acquired<br><br>N/A | **6.** Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)<br><br>N/A | **7.** Number of *shares*/amount of stock disposed<br><br>N/A | **8.** Percentage of issued *class* (any *treasury share* held by the *listed company* should not be taken into account when calculating percentage)<br><br>N/A |
| **9.** *Class* of *security*<br><br>ORDINARY SHARES 25P EACH | | **10.** Date of transaction<br><br>N/A | **11.** Date *listed company* informed<br><br>03-08-05 |
| **12.** Total holding following this notification<br><br>61,183,379 SHARES | | **13.** Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)<br><br>3.68% | |
| **14.** Any additional information<br><br>N/A | | **15.** Name of contact and telephone number for queries<br><br>ANTHONY CLARKE<br>020 8718 9940 | |
| **16.** Name and signature of duly authorised officer of the *listed company* responsible for making this notification<br><br>ANTHONY CLARKE | | | |

Date of notification 4 AUGUST 2005

## APPENDIX FOR NOTE 3.

| | |
|---|---|
| BARCLAYS PRIVATE BANK AND TRUST LTD | 12,588 |
| BARCLAYS BANK TRUST COMPANY LTD | 360,099 |
| BARCLAYS CAPITAL SECURITIES LTD | 1,469,038 |
| BARCLAYS PRIVATE BANK LTD | 96,302 |
| BARCLAYS GLOBAL INVESTORS LTD | 26,772,445 |
| GERRARD LTD | 6,340,520 |
| BARCLAYS PRIVATE BANK AND TRUST LTD | 37,130 |
| BARCLAYS GLOBAL INVESTORS, N.A. | 16,825,151 |
| BARCLAYS GLOBAL FUND ADVISORS | 4,003,023 |
| BARCLAYS GLOBAL INVESTORS JAPAN LTD | 692,862 |
| BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING | 1,970,400 |
| BARCLAYS LIFE ASSURANCE CO LTD | 2,033,203 |
| BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD | 570,618 |

## APPENDIX FOR NOTE 4

| REGISTERED HOLDER | ACCOUNT DESIG | HOLDING |
|---|---|---|
| BARCLAYS CAPITAL NOMINEES LIMI | | 1,469,038 |
| BARCLAYS TRUST CO & OTHERS | | 23,166 |
| BARCLAYS TRUST CO AS EXEC/ADM | | 1,778 |
| BARCLAYS TRUST CO DMC69 | | 7,000 |
| BARCLAYS TRUST CO E99 | | 19,762 |
| BARCLAYS TRUST CO NOMS & DYE | | 1,457 |
| BARCLAYS TRUST CO R69 | | 306,936 |
| BNP PARIBAS | | 73,965 |
| CHASE NOMINEES LTD | 16376 | 905,081 |
| CHASE NOMINEES LTD | 20947 | 7,300,035 |
| CHASE NOMINEES LTD | 21359 | 624,169 |
| CIBC MELLON GLOBAL SECURITIES | | 43,710 |
| CLYDESDALE NOMINEES HGB0125 | 496994 | 5,585 |
| CLYDESDALE NOMINEES HGB0125 | 692963 | 8,095 |
| CLYDESDALE NOMINEES HGB0125 | 693013 | 1,999 |
| CLYDESDALE NOMINEES HGB0125 | 693269 | 19,023 |
| CLYDESDALE NOMINEES HGB0125 | 693579 | 1,457 |
| CLYDESDALE NOMINEES HGB0125 | 693587 | 971 |
| GERRARD NOMINEES LIMITED | ER1 | 8,537 |
| GREIG MIDDLETON NOMINEES LIMITED | GM1 | 457,222 |
| GREIG MIDDLETON NOMINEES LTD ( | GM3 | 111,690 |
| INVESTORS BANK AND TRUST CO. | | 311,710 |
| INVESTORS BANK AND TRUST CO. | | 47,053 |
| INVESTORS BANK AND TRUST CO. | | 24,208 |
| INVESTORS BANK AND TRUST CO. | | 3,296,222 |
| INVESTORS BANK AND TRUST CO. | | 323,830 |
| INVESTORS BANK AND TRUST CO. | | 2,068,634 |
| INVESTORS BANK AND TRUST CO. | | 28,864 |

| | | |
|---|---|---|
| INVESTORS BANK AND TRUST CO. | | 17,237 |
| INVESTORS BANK AND TRUST CO. | | 8,347,376 |
| INVESTORS BANK AND TRUST CO. | | 449,369 |
| INVESTORS BANK AND TRUST CO. | | 607,986 |
| INVESTORS BANK AND TRUST CO. | | 374,521 |
| INVESTORS BANK AND TRUST CO. | | 1,918,266 |
| INVESTORS BANK AND TRUST CO. | | 89,767 |
| INVESTORS BANK AND TRUST CO. | | 733,694 |
| JP MORGAN (BGI CUSTODY) | 16331 | 496,464 |
| JP MORGAN (BGI CUSTODY) | 16338 | 97,683 |
| JP MORGAN (BGI CUSTODY) | 16341 | 903,179 |
| JP MORGAN (BGI CUSTODY) | 16341 | 168,674 |
| JP MORGAN (BGI CUSTODY) | 16342 | 197,935 |
| JP MORGAN (BGI CUSTODY) | 16344 | 57,932 |
| JP MORGAN (BGI CUSTODY) | 16345 | 83,101 |
| JP MORGAN (BGI CUSTODY) | 16400 | 16,747,840 |
| JP MORGAN (BGI CUSTODY) | 17011 | 28,235 |
| JP MORGAN (BGI CUSTODY) | 18409 | 1,195,320 |
| JPMORGAN CHASE BANK | | 45,679 |
| JPMORGAN CHASE BANK | | 8,966 |
| JPMORGAN CHASE BANK | | 310,314 |
| JPMORGAN CHASE BANK | | 231,824 |
| JPMORGAN CHASE BANK | | 175,682 |
| JPMORGAN CHASE BANK | | 13,762 |
| JPMORGAN CHASE BANK | | 68,958 |
| JPMORGAN CHASE BANK | | 14,929 |
| JPMORGAN CHASE BANK | | 5,755 |
| JPMORGAN CHASE BANK | | 221,004 |
| JPMORGAN CHASE BANK | | 873,527 |
| JPMORGAN CHASE BANK | | 8,381 |
| JPMORGAN CHASE BANK | | 5,071 |
| JPMORGAN CHASE BANK | | 133,726 |
| JPMORGAN CHASE BANK | | 106,823 |
| JPMORGAN CHASE BANK | | 82,175 |
| JPMORGAN CHASE BANK | | 17,409 |
| JPMORGAN CHASE BANK | | 141,868 |
| JPMORGAN CHASE BANK | | 144,119 |
| JPMORGAN CHASE BANK | | 1,387 |
| JPMORGAN CHASE BANK | | 284,355 |
| JPMORGAN CHASE BANK | | 286,263 |
| JPMORGAN CHASE BANK | | 50,827 |
| MASTER TRUST BANK | | 10,165 |
| MELLON TRUST - BOSTON & SF | | 90,622 |
| MELLON TRUST - BOSTON & SF | | 225,710 |
| MELLON TRUST OF NEW ENGLAND | | 114,385 |
| MITSUBISHI TRUST INTERNATIONAL | | 10,874 |
| NORTHERN TRUST BANK - BGI SEPA | | 137,078 |
| NORTHERN TRUST BANK - BGI SEPA | | 149,568 |
| NORTHERN TRUST BANK - BGI SEPA | | 36,594 |
| R C GREIG NOMINEES LIMITED | RC1 | 3,877,909 |
| R C GREIG NOMINEES LIMITED A/C | AK1 | 1,246,682 |
| R C GREIG NOMINEES LIMITED A/C | BL1 | 122,788 |
| R C GREIG NOMINEES LIMITED A/C | CM1 | 22,868 |
| R C GREIG NOMINEES LIMITED GP1 | GP1 | 417,254 |

| | | |
|---|---|---|
| R C GREIG NOMINEES LIMITED SA1 | SA1 | 75,570 |
| REFLEX NOMINEES LIMITED | | 6,145 |
| REFLEX NOMINEES LIMITED | | 6,443 |
| STATE STREET | | 28,062 |
| STATE STREET BOSTON | | 142,077 |
| STATE STREET BOSTON | | 1,075,100 |
| STATE STREET TRUST OF CANADA - | | 49,801 |
| SUMITOMO TB | | 2,802 |
| ZEBAN NOMINEES LIMITED | | 96,302 |